

                                                              EXHIBIT 11.1




                                   JETFAX, INC.
                    COMPUTATION OF NET INCOME (LOSS) PER SHARE
                                   (Unaudited)
                       (In thousands, except per share data)


                                        Three Months Ended   Nine Months Ended
                                            September 30,       September 30,
                                        ------------------   ------------------
                                          1997       1996      1997     1996 (3)
                                        --------   -------   --------  --------
Weighted average common shares outstanding:
  Common stock                            10,805       990      5,174        -
 Dilutive effect of stock options          1,632         -          -        -
 Common Stock equivalents issued
   pursuant to SAB 83 (1)                      -      1,033       689        -
 Convertible Preferred Stock (2)               -      6,294     3,620        -
 Common Stock issuable upon conversion
   of cumulative dividends on Series F
   Preferred Stock                             -        144        88        -
                                         -------    -------    ------   ------
 Common and common equivalent shares
   used in computing pro forma income
   (loss) per share                       12,437      8,461     9,571        -
                                         =======    =======    ======   ======
Net income (loss) applicable to common
   stockholders:
   Net income (loss)                     $   142    $  (417)  $(1,889)   $   -
 Less cumulative dividends on Series
   P Redeemable Preferred Stock                -        (39)     ( 68)       -
                                         -------    -------    ------   ------
 Net income (loss) applicable to common
   stockholders                          $   142    $  (456)  $(1,957)  $    -
                                         =======    =======   =======   ======
Net income (loss) per common and
   equivalent share                      $  0.01    $ (0.05)  $ (0.20)  $    -
                                         =======    =======   =======   ======


(1) Pursuant to Securities and Exchange Commission's staff Accounting Bulletin Number 83, all securities issued during the period from March 20, 1996 through the date of the initial filing of the Company's registration statement in connection with its initial public offering (March 21, 1997) are included in the calculation of common stock equivalents as if outstanding for all periods prior to the offering, even if anti-dilutive. The common stock equivalents of options and warrants are computed under the treasury stock method, using an estimate offering price and applicable exercise prices.

(2) The convertible Preferred Stock converted to common stock upon the closing of the Company's initial public offering effective June 10, 1997. The net income (loss) per share is computed as if the conversion had occurred at the beginning of the period.

(3) As a result of the Company's change in its fiscal year end, the results for the nine months ended September 30, 1996 include the last quarter of the prior fiscal year for which per share data is not presented pursuant to rules of the Securities and Exchange Commission.